Exhibit 2.2

CARMANAH TECHNOLOGIES CORPORATION
Consolidated Financial Statements
For the years ended December 31, 2012 and 2011
(Amounts in thousands of U.S. dollars unless otherwise stated)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Carmanah Technologies Corporation

We have audited the accompanying consolidated financial statements of Carmanah Technologies Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of loss and total comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Carmanah Technologies Corporation as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Accountants
March 13, 2013
Vancouver, Canada

CARMANAH TECHNOLOGIES CORPORATION
Consolidated statements of financial position
(Expressed in thousands of U.S. dollars)

	Notes	December 31,	December 31,
		2012	2011

ASSETS
Cash	5.1	2,533	4,190
Restricted cash	5.1	154	744
Trade and other receivables	5.3	4,501	5,253
Inventories	6	3,226	2,052
Prepaid and other current assets		416	392
Total current assets		10,830	12,631

Equipment and leasehold improvements	7	1,098	1,431
Intangible assets	8	1,248	1,379
Total assets		13,176	15,441

LIABILITIES AND EQUITY
Liabilities
Trade and other payables	5.4	3,861	4,173
Provisions	9	550	660
Deferred revenue		69	9
Current liabilities		4,481	4,842

Equity
Share capital	11	36,982	34,742
Equity reserve	12	2,982	3,204
Deficit		(31,268)	(27,347)
Total equity		8,696	10,599

Total liabilities and equity		13,176	15,441

Commitments and contingencies – note 13
Subsequent events – note 21

Approved and authorized for issue by the Board of Directors on March 13, 2013

Bruce Cousins, Chief Executive Officer	Robert Cruickshank, Chair of the Board

CARMANAH TECHNOLOGIES CORPORATION
Consolidated statements of loss and total comprehensive loss
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)

		Year ended December 31,
	Notes	2012	2011
Revenues		26,442	35,904
Cost of sales		18,203	24,642
Gross profit		8,239	11,262

Operating expenditures
Sales and marketing	15	4,218	2,978
Research and development, net	15	1,606	1,961
General and administrative	15	6,242	6,660
Total operating expenditures		12,066	11,539

Operating loss		(3,827)	(277)

Other income/(expenses)
Loss on disposal of assets		(6)	(15)
Other expenditures		(139)	(278)
Impairment of Investment tax credits	19	-	(4,050)
Investment tax credits recognized		-	220
Terminated Lightech agreement recovery	17	-	183
Foreign exchange gain/(loss)		53	(124)
		(92)	(4,064)

Loss before taxes		(3,919)	(4,341)

Income tax expense	18	(2)	(4,212)

Net loss and total comprehensive loss		(3,921)	(8,553)

Net loss per share
Basic and diluted		(0.09)	(0.20)

Weighted average number of shares outstanding:
Basic and diluted		44,880,257	42,765,708

CARMANAH TECHNOLOGIES CORPORATION
Consolidated statements of changes in equity
(Expressed in thousands of U.S. dollars, except number of shares)

		Issued capital		Equity	Subtotal	Deficit	Total
	Notes	# shares	Amount	reserve			equity
		(‘000)

Balance, January 1, 2011		42,489	34,350	3,048	37,398	(18,794)	18,604
Net loss and total comprehensive loss		-	-	-	-	(8,553)	(8,553)
Share-based payments	12	-	-	428	428	-	428
Shares issued under stock compensation plans		335	272	(272)	-	-	-
Shares issued in private placement	11	250	120	-	120	-	120
Balance, December 31, 2011		43,074	34,742	3,204	37,946	(27,347)	10,599
Net loss and total comprehensive loss		-	-	-	-	(3,921)	(3,921)
Share-based payments	12	-	-	257	257	-	257
Shares issued under stock compensation plans		814	479	(479)	-	-	-
Shares issued in private placement, net of issuance costs of $48	11	3,982	1,761	-	1,761	-	1,761
Balance, December 31, 2012		47,870	36,982	2,982	39,964	(31,268)	8,696

CARMANAH TECHNOLOGIES CORPORATION
Consolidated statements of cash flows
(Expressed in thousands of U.S. dollars)

		Year ended December 31,
	Notes	2012	2011
OPERATING ACTIVITIES
Net loss		(3,921)	(8,553)
Add back (deduct) items not involving cash:
Amortization		1,099	1,102
Loss on disposal of assets		6	15
Write-off of investment tax credits		-	4,050
Investment tax credits recognized		-	(220)
Share-based payments		257	428
Deferred tax expense		-	4,206
Unrealized foreign exchange loss		26	53
Decrease in working capital and other items	20	(1,018)	(1,018)
Net cash (used in) provided by operating activities		(3,551)	63

INVESTING ACTIVITIES
Proceeds from disposal of assets		-	5
Purchase of equipment and leasehold improvements		(130)	(704)
Purchase of intangible assets		(301)	(187)
Net cash used in investing activities		(431)	(886)

FINANCING ACTIVITIES
Proceeds from private placement	11	1,761	120
Net cash provided by financing activities		1,761	120

Foreign exchange effect on cash		(26)	(53)
Decrease in cash		(2,247)	(756)
Cash and restricted cash at beginning of year		4,934	5,690
Cash and restricted cash at end of year		2,687	4,934

Supplemental cash flow information in note 20

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

1.        SUMMARY OF BUSINESS AND BASIS OF PREPARATION

1.1.     General business description
Carmanah Technologies Corporation (the “Company”, “Carmanah”) was incorporated under the provisions of the Business Corporation Act (Alberta) on March 26, 1996 and was continued under the provisions of the Business Corporations Act (British Columbia) on August 24, 2009. The Company is in the business of developing and distributing renewable and energy-efficient technologies, including solar-power LED lighting, and solar powered systems and equipment.

Carmanah is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”). The Company’s head office is located at 250 Bay Street, Victoria, British Columbia, Canada, V9A 3K5. The Company’s registered and records office is located at Farris, Vaughan, Wills & Murphy LLP, 25th floor, 700 West Georgia Street, Vancouver British Columbia V7Y 1B3.

1.2.     Basis of preparation and statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets and financial liabilities which are measured at fair market value.

The principal accounting policies are set out below.

2.        SIGNIFICANT ACCOUNTING POLICIES

2.1.     Basis of Consolidation
Carmanah consolidates subsidiaries controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Inter-company balances and transactions, including any income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

These consolidated financial statements include the following subsidiaries:

Name	Current principal activity	Place of incorporation	Ownership/voting
		and operation	interest held by
			company held at:
			2012	2011
Carmanah Technologies (US) Corporation	Employs US based sales representatives on behalf of the parent company	United States - Nevada	100%	100%

Carmanah Solar Power Corporation (Previously AVVA Technologies prior to 2010)	Used to meet local content requirements of the Ontario Feed in Tariff (“FIT”) program which is associated with our Grid-tie market segment	Canada – Ontario (Alberta prior to 2010)	100%	100%

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

2.2.     Business Combinations
The identifiable assets, liabilities and contingent liabilities of a subsidiary, which can be measured reliably, are recorded at their provisional fair values at the date of acquisition. Goodwill is the fair value of the consideration transferred (including contingent consideration and previously held non-controlling interests) less the fair value of Carmanah’s share of identifiable net assets on acquisition. Transaction costs incurred in connection with the business combination are expensed. Provisional fair values are finalized within twelve months of the acquisition date.

Where the fair value of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is recognized directly in the statement of income (loss) and total comprehensive income (loss) in the period of acquisition.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the non-controlling interest’s proportion of the fair values of net assets recognized at acquisition.

2.3.     Foreign Currencies
The functional and presentation currency of Carmanah and its subsidiaries is the US dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange at the date of the transaction. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost are translated using the historical rates. All gains and losses on translation of those foreign currency transactions are recorded in comprehensive income.

2.4.     Financial Instruments
Financial instruments are classified into one of the following categories: (1) Fair value through profit and loss (“FVTPL”), (2) held-to-maturity (“HTM”), (3) loans and receivables, (4) available-for-sale (“AFS”) financial assets or (5) other financial liabilities. The classification determines the accounting treatment of the instrument. Carmanah determines the classification when the financial instrument is initially recorded, based on the underlying purpose of the instrument.

Financial assets

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand and on demand deposits, together with short term, highly liquid investments that are readily convertible to a known amount of cash and that are subject to an insignificant risk of changes in value. Cash and cash equivalents are classified as loans and receivables and are measured at amortized cost.

For the purposes of the consolidated statement of cash flows, total cash and cash equivalents include cash at banks and on hand and restricted cash at banks.

Trade and other receivables
Trade receivables do not incur any interest, are short term in nature and are measured at their nominal value net of appropriate allowance for estimated amounts that are not expected to be recovered. Such allowances are raised based on an assessment of debtor ageing, past experience or known customer circumstances.

Investments
Investments, other than investments in subsidiaries, joint ventures and associates, are financial asset investments and are initially recognized at fair value. At subsequent reporting dates, financial assets that the Company has the expressed intention and ability to hold to maturity (held to maturity) as well as loans and receivables are measured at amortized cost, less any impairment losses. The amortization of any discount or premium on the acquisition of a held to maturity investment is recognized in the statement of income (loss) and total comprehensive income (loss) in each period using the effective interest method.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Investments other than those classified as held to maturity or loans and receivables are classified as either at fair value through profit or loss (which includes investments held for trading) or available for sale financial assets. Both categories are subsequently measured at fair value. Where investments are held for trading purposes, realized/unrealized gains and losses for the period are included in the statement of income (loss) and comprehensive income (loss) within other gains and losses. For available for sale investments, realized/unrealized gains and losses are recognized in equity until the investment is disposed or impaired, at which time the cumulative gain or loss previously recognized in equity is included in the statement of income (loss) and total comprehensive income (loss).

Impairment of financial assets (including receivables)
A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the statement of income (loss) and total comprehensive income (loss). When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the statement of income (loss) and total comprehensive income (loss).

Impairment losses relating to available for sale investments are recognized when the decline in fair value is considered significant or prolonged. These impairment losses are recognized by transferring the cumulative loss that has been recognized in comprehensive income to net income (loss). The loss recognized in the statement of income (loss) and total comprehensive income (loss) is the difference between the acquisition cost and the current fair value.

Financial liabilities and equity instruments
Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.

Equity instruments
Equity instruments issued by Carmanah; are recorded at the proceeds received, net of direct issue costs.

Trade and other payables
Trade payables are not interest bearing and are measured at their nominal value until settled.

Derecognition of financial assets and financial liabilities
Financial assets are derecognized when the rights to receive cash flows from the asset have expired, the right to receive cash flows has been retained but an obligation to pay them in full without material delay has been assumed or the right to receive cash flows has been transferred together with substantially all the risks and rewards of ownership.

Financial liabilities are derecognized when the associated obligation has been discharged, cancelled or has expired.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Offsetting financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Derivative financial instruments
From time to time Carmanah enters into a variety of derivative financial instruments to manage its exposure to foreign exchange risks, including foreign exchange forward and option contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately. The Company does not currently apply hedge accounting for derivatives.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contracts are not measured at fair value through profit and loss.

2.5.     Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overheads) and other costs incurred in bringing the inventory to their present location and condition. Net realizable value is the estimated selling price less estimated costs to complete.

2.6.     Equipment and leasehold improvements
Equipment and leasehold improvements are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of equipment and leasehold improvements consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized at rates calculated to write off the cost of equipment and leasehold improvements, less their estimated residual value, using the straight-line method. The periods/rates are outlined below:

Asset	Rate/Years
Computer hardware	3-5
Leasehold improvements	Term of lease
Office equipment	5-7
Production equipment	5
Research and tradeshow equipment	5

Estimated useful lives, depreciation methods, rates and residual values are reviewed on a periodic basis, with any changes in these estimates accounted for on a prospective basis.

An item of equipment and leasehold improvements is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of total comprehensive income/(loss). Where an item of equipment and leasehold improvements comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of equipment and leasehold improvements that are accounted for separately, including major inspection and overhaul expenditures, are capitalized and amortized over their estimated useful life.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

2.7.     Intangible assets
Intangible assets consist of product development assets, computer software, license rights, trademarks, and patents. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each year end.

Product development assets relate to internal development efforts for research and development which have met certain capitalization criteria outlined in 2.12. Product development assets are amortized on a straight line basis over their estimated useful lives once the related technology has been commercialized and sales commence. The current product development assets have an estimated useful life of 3 years.

Computer software relates to expenditures incurred to acquire and implement software used within the business. Software assets are amortized over their estimated useful lives which various between 3 and 5 years.

License rights relates to expenditures incurred to license the rights to various technologies for use in our product offering. These assets are amortized over the term of the agreement.

Patent and trademark assets consist of professional fees incurred for the filing of patents and the registration of trademarks for product marketing purposes. Patent and trademark registration and maintenance fees paid are amortized on a 25% declining balance basis.

2.8.     Impairment of non-financial assets
The Company’s tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units, if any, and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

2.9.     Provisions
Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

2.10.    Share-based payments
For equity-settled share-based compensation, expense is based on the grant date fair value of the awards expected to vest over the vesting period. For cash-settled share-based compensation, the expense is determined based on the fair value of the award at the end of the reporting period until it is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of loss and total comprehensive loss.

The fair value of the stock options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The fair value of the stock units granted is measured using the common share price at the time of the grant.

2.11.    Revenue recognition
Carmanah measures revenue at the fair value of the consideration received or receivable.

Sale of goods:
Revenue from the sale of products is recognized when all of the following conditions have been met:

  title and risk involving the products are transferred to the buyer;
  the Company’s managerial involvement over the goods ceases to exist;
  the amount of revenue can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Company; and
  the costs incurred in respect of the transaction can be measured reliably.

If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received. Payments received in advance of the satisfaction of the Company’s revenue recognition criteria are recorded as deferred revenue.

Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.

Sale of services:
Revenue from the rendering of services is recognized when the following criteria are met:

  the amount of revenue can be measured reliably;
  the stage of completion can be measured reliably;
  the receipt of economic benefits is probable; and
  costs incurred and to be incurred can be measured reliably.

Projects:
Revenue from projects, which can include both the sale of goods and services, is generally recorded on a percentage of completion basis. To determine the amount of revenue to recognize, the Company will:

  Measure the stage of completion by reviewing the proportion of costs incurred for work performed to date compared to the total estimated contract costs.
  The Company periodically revises the estimates of the percentage of completion of each project by comparing the actual costs incurred to the total estimated costs for the project. These estimates of total cost are subject to change, which would have an impact on the timing of revenue recognized.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

2.12.    Research and development costs
Carmanah is engaged in research and development activities. Research costs are expensed as incurred. Development costs are expensed, unless all of the following can be demonstrated:

  The technical feasibility of completing the intangible asset so that it will be available for use or sale;
  The intention to complete the intangible asset and use or sell it;
  The ability to use or sell the intangible asset;
  How the intangible asset will generate probable future economic benefits;
  The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
  The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above, less investment tax credits, if applicable.

2.13.    Investment tax credits
Carmanah is entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and experimental development activities. The associated investment tax credits (“ITCs”) are available to the Company to reduce actual income taxes payable and are recorded when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. Management assesses the probability of usage based upon forecasted results utilizing a sensitivity analysis on various factors that impact profitability.

ITCs are recorded on the consolidated statement of income/(loss) and total comprehensive income/(loss) as non-operating income under the caption “Investment tax credits recognized”. The corresponding impairment of investment tax credits, if any, is also recognized as a non-operating expense.

2.14.    Income taxes
Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the statement of financial position. Deferred tax is calculated using tax rates and laws that have been substantively enacted at the end of the reporting period, and which are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax liabilities

  are generally recognized for all taxable temporary differences;
  are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and
  are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

  are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
  are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

2.15.    Earnings (Loss) per share
The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of Carmanah by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of restricted shares and share options granted to employees and directors of the Company.

All dilutive potential common shares are anti-dilutive for the years presented.

2.16.    Segment reporting
Carmanah’s operating segments are organized around the markets it serves and are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”). The CEO is considered the chief operating decision-maker (“CODM”) and has the authority for resource allocation and is responsible for assessing the Company’s performance.

3.         SIGNIFICANT ACCOUNT JUDGEMENTS AND ESTIMATES

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. The following discussion sets forth management’s most critical estimates and assumptions in determining the value of assets and liabilities; and most critical judgments in applying accounting policies.

3.1.     Critical accounting estimates and judgments

Allowance for doubtful accounts
Carmanah must make an assessment of whether trade receivables are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other sales adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections differ from estimates, future earnings would be affected. At December 31, 2012, the combined allowances were $0.1 million, or 3.0% of the gross trade accounts receivable balance of approximately $4.6 million. See financial statement note 5.3 for further discussions on trade receivables and the associated allowance.

Inventory valuation
The Company adjusts inventory values so that the carrying value does not exceed net realizable value. The valuation of inventory at the lower of average cost or net realizable value requires the use of estimates regarding the amount of current inventory that will be sold and the prices at which it will be sold and an assessment of expected orders from customers. Additionally, the estimates reflect changes in products or changes in demand because of various factors, including the market for our products, obsolescence, production discontinuation, technology changes and competition. At December 31, 2012, the Company had provisions of $0.7 million, or approximately 18% of the value of gross inventory.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Warranty reserve
Provisions are made at the time of sale for warranties, which are based on historical experience and are regularly monitored. If the estimates for warranties and returns are too low, additional charges will be incurred in future periods and these additional charges could have a material adverse effect on our financial position and results of operations. Carmanah has a provision of $0.6 million at December 31, 2012, which is down from $0.7 million at December 31, 2011. This decrease is partially due to lower sales and also due to lower overall warranty claims. Recent historical estimates have not required significant adjustment due to actual experience.

Share-based payments
In determining share-based payments expense, Carmanah makes estimates related to forfeiture rates for each specific grant. Forfeiture rates are used to estimate the number of awards that are expected to vest considering employee turnover rates. The changes in estimates are recognized in the statement of loss and total comprehensive loss in the year that they occur. Current forfeiture rates applied to grants range from 5% to 16% and vary depending upon the employee make-up of the associated grants.

Income taxes
Carmanah calculates income tax provisions in each of the jurisdictions in which it operates. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax returns, earnings would be affected in a subsequent period. The Company has not recognized deferred tax assets at December 31, 2012 or 2011.

4.         ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012.

The IASB issued the following new and revised standards addressing the accounting for consolidation, involvements in joint arrangements and disclosure of involvements with other entities:

  IFRS 10, Consolidated Financial Statements (“IFRS 10”) – replaces the consolidation guidance in IAS 27 (2008), Consolidated and Separate Financial Statements (“IAS 27 (2008)”), and SIC-12, Consolidated Special Purpose Entities, by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee.
  IFRS 11, Joint Arrangements (“IFRS 11”) – replaces IAS 31, Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.
  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) – requires enhanced disclosures about the entity’s interests in subsidiaries, joint arrangements and associates, and unconsolidated structured entities.
  IAS 27 (2011), Separate Financial Statements – the consolidation requirements previously forming part of IAS 27 (2008) have been revised and are now contained in IFRS 10.
  IAS 28 (2011), Investments in Associates and Joint Ventures – amended to conform to changes based on the issuance of IFRS 10, IFRS 11, and IFRS 12.

These five standards must be adopted concurrently and are effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact that these standards will have on the Company’s consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

The IASB also issued the following new and revised accounting pronouncements, for which the Company is assessing the impact that these standards will have on the Company’s consolidated financial statements:

Effective for annual periods beginning on or after January 1, 2013:

  IAS 1, Presentation of Financial Statements – amended to clarify the requirements for comparative information in the financial statements.
  IAS 19, Employee Benefits (2011) – amended to change the accounting for defined benefit plans and terminations benefits, and improve the understandability and usefulness of disclosures.
  IAS 16, Property, Plant and Equipment (“IAS 16”) – amended to clarify the classification of servicing equipment.
  IAS 32, Financial Instruments: Presentation – amended to clarify that the tax effect of a distribution to holders of equity instruments should be accounted for in accordance with IAS 12.
  IAS 34, Interim Financial Reporting – amended to clarify the requirements for segment information related to total assets and total liabilities.
  IFRS 13, Fair Value Measurement – provides a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs.

Effective for annual periods beginning on or after January 1, 2015:

  IFRS 9, Financial Instruments (“IFRS 9”) – replaces IAS 39, Financial Instruments: Recognition and measurement (“IAS 39”). IFRS 9 simplifies the classification and measurement requirements for financial instruments, which replaces the multiple classification and measurement models in IAS 39.

5.      FINANCIAL INSTRUMENTS

Classification and carrying value The following table summarizes information regarding the classification and carrying values of Carmanah’s financial instruments:
	December 31,	December 31,
	2012	2011
Loans and receivables
Cash and restricted cash	2,687	4,934
Trade and other receivables	4,501	5,253

Other financial liabilities
Trade and other payables	3,861	4,173

Fair value
The following fair value measurement hierarchy is used for financial instruments that are measured in the statement of financial position at fair value:

  Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
  Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
  Level 3 – inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company does not have any financial instruments at fair value at December 31, 2012.

The carrying value of cash and restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to the relatively short-term maturity of these financial instruments.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Offset financial instruments
Carmanah offsets and settles all of its trade receivables due from its contract manufacturer against associated trade payables. At December 31, 2012, trade receivables of $0.3 million (December 31, 2011 - $0.2 million) have been netted against trade payables.

Foreign currency risk management
Carmanah transacts business in multiple currencies, which gives rise to market risks exposure associated with fluctuating foreign currency values. Most significantly, the Company has potential exposure to currency fluctuations between the U.S. and Canadian dollars.

A breakdown of the Carmanah’s financial instruments by currency is provided below:
	U.S	Canadian	Other	Total
Balance at December 31, 2012
Cash and cash equivalents	1,363	1,161	163	2,687
Trade and other receivables	3,123	1,188	190	4,501
Trade and other payables	2,471	1,390	-	3,861

Balance at December 31, 2011
Cash and cash equivalents	3,247	1,649	38	4,934
Trade and other receivables	3,474	1,566	213	5,253
Trade and other payables	2,887	1,286	-	4,173

Given the relative currency mix noted above, Carmanah estimates a five percent change in the Canadian dollar relative to the U.S. dollar would result in a $0.1 million impact to operating income.

The Company attempts to manage the exposure to foreign currency fluctuations by (1) entering into various currency derivative contracts based on expected cash flows, and (2) managing the amount of foreign denominated working capital held. The success of these efforts is often limited due to the uncertainty surrounding the timing and magnitude of foreign currency sales and associated cash flows.

Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. This risk is mainly associated with trade and other receivables and is discussed in detail within note 5.3.

5.1.     Cash
Cash represents cash in banks and cash on hand. There were no cash equivalents at December 31, 2012 (December 31, 2011: $Nil).

Restricted cash represents the balance in our bank that is restricted as a result of a facility with the Bank of Montreal. The restrictions relate to current outstanding standby letters of credit required to secure various sales contracts with customers, and amounts to secure corporate credit cards.

5.2.     Derivative financial assets
The Company had no outstanding derivative financial instruments at December 31, 2012 or 2011.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

5.3.     Trade and other receivables

Trade and other receivables are comprised of the following:
	December 31,	December 31,
	2012	2011

Trade receivables	3,943	5,097
Allowance for doubtful accounts	(113)	(110)
Net trade receivables	3,830	4,987
Other receivables	671	266
Total trade and other receivables	4,501	5,253

5.3.1. Net trade receivables

Trade receivables
Trade receivables generally carry 30 day terms, although this can vary for certain customers. Generally, no interest is charged on trade receivables.

Allowance for doubtful accounts/credit risk management
Before extending credit terms to a new customer, Carmanah assesses the potential customer’s credit quality by performing external credit checks and references. Credit limits and terms for existing customers are reviewed on an as needed basis based on order and payment history.

At each period end, Carmanah reviews the collectability of outstanding receivables. In general, the Company provides an allowance of (1) 100% on accounts that have been transferred to a collection agency or for which there have been no recent communication, and (2) a variable percentage (between 10%-50%) on accounts that have had irregular communications, originate from a higher risk country, or have slow payment history. The percentage provided is based on reference to historical experience on defaults and an analysis of the counterparty’s current financial situation. The specific accounts are only written off once all collections avenues have been explored or when legal bankruptcy has occurred. The following is a reconciliation of the allowance account:

Reconciliation of the allowance for doubtful accounts	December 31,	December 31,
	2012	2011
Balance, beginning of year	110	180
Write offs of specific accounts	(107)	(98)
Recoveries	36	-
Change in provision	74	28
Balance, end of year	113	110

At December 31, 2012, approximately 76% (December 31, 2011: 73%) of the trade receivables are either current or are past due but was not impaired, and $1.7 million (December 31, 2011: $2.0 million) is due from the five largest accounts.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Total trade receivables disclosed include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for doubtful accounts because there has not been a significant decrease in credit quality and are still considered fully recoverable. The following table outlines the relative age of these receivables that are past due but not impaired:

Accounts overdue but not impaired	December 31,	December 31,
	2012	2011
1-30 days	406	886
31-90	100	622
90+	23	72
Total	529	1,580

5.3.2. Other receivables
Other receivables primarily relate to statutory holdbacks on major grid-tie construction projects. These construction projects typically carry contractual obligations of holdbacks amounting to 10% of the project revenues recognized and are transferred to trade receivables once projects reach substantial completion. Holdbacks are generally paid 45 days after substantial completion.

5.4. Trade and other payables The Company’s trade payables and accrued liabilities are broken down as follows:
	December 31,	December 31,
	2012	2011

Trade payables	2,850	3,181
Accrued liabilities	1,011	992
	3,861	4,173

5.5.     Capital management
Carmanah defines capital that it manages as the aggregate of short-term and long-term debt, share capital, equity reserve, and deficit. Changes are made to the capital structure in light of economic conditions and upon approval from the Company’s Board of Directors or shareholders as required. Carmanah has no outstanding debt and the current objectives are to meet the capital requirements through funds generated from operations without issuing any long-term debt. The Company’s overall strategy with respect to management of capital remains unchanged from the year ended December 31, 2011.

The Company is currently not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

6.        INVENTORIES

	December 31,	December 31,
	2012	2011

Finished goods	2,319	1,008
Raw materials	1,613	1,717
Provision for obsolescence	(706)	(673)
Net inventories	3,226	2,052

For the year ended December 31, 2012, inventory recognized as an expense in cost of sales amounted to $17.2 million (2011 - $23.4 million). Included in the above amounts were inventory write downs of $0.4 million (2011 - $0.5 million). There were no reversals of previous recorded inventory write downs. As at December 31, 2012, the Company anticipates the net inventory will be realized within one year.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

7.        EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company’s equipment and leasehold improvements are broken down as follows:

	Computer	Leasehold	Office	Production	Research	Total
	hardware	improvements	equipment	equipment	and
					tradeshow
					equipment
Cost
Balance January 1, 2011	857	507	132	796	534	2,826
Additions	41	597	48	10	8	704
Disposals	-	(483)	(51)	-	-	(534)
Balance December 31, 2011	898	621	129	806	542	2,996
Additions	84	-	-	30	16	130
Disposals	-	-	(21)	(68)	(33)	(122)
Balance December 31, 2012	982	621	108	768	525	3,004
Accumulated amortization
Balance January 1, 2011	676	464	80	213	219	1,652
Amortization for the year	98	62	17	148	103	428
Disposals	-	(480)	(35)	-	-	(515)
Balance December 31, 2011	774	46	62	361	322	1,565
Amortization for the year	78	124	15	143	97	457
Disposals	-	-	(21)	(63)	(32)	(116)
Balance December 31, 2012	852	170	56	441	387	1,906

Carrying amounts
At December 31, 2011	124	575	67	445	220	1,431
At December 31, 2012	130	451	52	327	138	1,098

8.        INTANGIBLE ASSETS

The Company’s intangible assets are broken down as follows:

	Patents and	Software	License rights	Product	Total
	trademarks			development
				assets
Cost
Balance January 1, 2011	586	2,055	-	545	3,186
Additions	83	104	-	-	187
Balance December 31, 2011	669	2,159	-	545	3,373
Additions	60	1	450	-	511
Balance December 31, 2012	729	2,160	450	545	3,884
Accumulated amortization
Balance January 1, 2011	273	815	-	232	1,320
Amortization for the year	91	402	-	181	674
Balance December 31, 2011	364	1,217	-	413	1,994
Amortization for the year	86	361	63	132	642
Bal. December 31, 2012	450	1,578	63	545	2,636

Carrying amounts
At December 31, 2011	305	942	-	132	1,379
At December 31, 2012	279	582	387	-	1,248

License rights
In April 2012, the Company signed a five year exclusive cooperation agreement with Laser Guidance Inc. (“LG”). Under this agreement, the Company obtained the exclusive world-wide marketing license for a portfolio of aviation navigation aids designed and manufactured by LG which will enable Carmanah to sell comprehensive airfield solutions. The agreement provides fixed payments to LG totaling $0.45 million to be made over 12 months. In addition, during the term of the agreement, a variable payment of 2% of all airfield revenues that include LG products as part of the purchase order is payable to LG. The Company has recorded an intangible asset of $0.45 million, and as at December 31, 2012 $0.24 million of this has been paid with the remaining balance accrued as a liability. The total is being amortized on a straight-line basis over the 5 year term of the agreement. No variable payments have been made under the agreement, and those costs will be expensed in cost of sales when the revenue is recognized.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

9.        PROVISIONS

	December 31,	December 31,
	2012	2011

Warranty provision	550	660
	550	660

Warranty provision
Carmanah provides its customers with a limited right of return for defective products. All warranty returns must be authorized by the Company prior to acceptance. The warranty term varies between 1 and 5 years depending on the product and customer sold to. The estimates surrounding the warranty provision are reviewed on a regular basis and updated for recent experience and known product issues.

The following is a reconciliation of the warranty provision during the year:
	December 31,	December 31,
	2012	2011
Opening provision	660	671
Warranty costs incurred	(270)	(300)
Warranty provision additions/changes	380	289
Closing provision	550	660

Due to the uncertainty surrounding the timing of warranty returns, the entire provision has been classified as current.

10.      CREDIT FACILITIES

On August 23, 2012, the Company secured a new CDN $5.0 million revolving demand and a CDN $0.5 million term credit facility with Royal Bank of Canada (“RBC”). This new facility replaces a prior credit facility with Bank of Montreal which expired in July 2012. The RBC credit facility carries certain covenants such as earnings and liquidity thresholds that may limit the amount available to the Company. Specifically, the terms of the agreement requires the Company to maintain positive EBITDA in the preceding rolling 4 quarters. As the Company is not currently in compliance, it is prevented from drawing on the facility.

11.      SHARE CAPITAL

All shares are fully paid common shares which have no par value.

On August 28, 2012, the Company completed a non-brokered private placement (“Placement”) of 3,981,722 common shares at a price of $0.45 CAD a share. The Company received $1.81 million in gross proceeds from the issuance and incurred costs of $0.05 million. The common shares issued were subject to a hold period of four months plus one day from the closing of the Placement. The majority of the private placement was subscribed by “insiders” of the Company, as defined by the regulations of the TSX. In total, directors of the Company at that time were involved with 1,364,444 of the shares issued, of which 444,444 were associated with the current Chief Executive Officer. A further 2,017,278 shares were acquired by MUUS Holding LLC (“MUUS”), a company controlled by Michael Sonnenfeldt. After this private placement, MUUS controlled about 19.9% of the outstanding shares of the Company. As of the date of these consolidated financial statements, Mr Sonnenfeldt holds approximately 19% of the outstanding shares of the Company.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

On October 12, 2011, a private placement was completed with the Company’s newly appointed Chief Executive Officer (“CEO”) which resulted in the issuance of 250,000 shares at $0.50 (CDN$) for proceeds of $0.1 million. There were no significant issuance costs and share price equaled the closing price on the preceding day.

12.      SHARE-BASED PAYMENTS

At the 2011 Annual General Meeting, Carmanah’s shareholders approved the replacement of the Company’s old share-based payments plans issued in 2007 with a new Incentive Awards Plan (“the new Plan”). Under the new Plan the maximum number of issuable shares for share-based payments is equal to 10% of the aggregate issued and outstanding shares. The new Plan allows for the issuance of stock options, stock appreciation rights (“SARs”), restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”). The vesting terms and conditions of stock options, SARs, RSUs, PSUs, and DSUs are determined by the Board of Directors at the time of grant. The following table summarizes the valuation methods used to measure the fair value of each type of award and the vesting periods.

Type of award	Term and vesting period	Fair Value	Equity settled	Cash settled
		Measurement	Compensation expense based on
Stock options	Maximum term is 10 years and typical is 5 years. Vesting is typically 3 years	Black-Scholes option pricing model	Fair value on next business day after grant date	Fair value at reporting date

Stock units (RSU, PSU, DSU)	Typical vesting period is between 0 to 3 years.	Closing share price	Fair value on next business day after grant date	Fair value at reporting date

Maximum term for RSUs is 3 years.

SARs (none outstanding)	Maximum term is 10 years	Closing share price	Fair value at reporting date	Fair value at reporting date

Prior to June 2011, the following plans were in place:

  A Restricted Stock Unit (RSU) Plan and a Performance Stock Unit (PSU) Plan which were created in 2007. There were a combined 2,200,000 shares reserved under these plans. Each RSU and each PSU entitles the holder to receive one common share of the Company upon vesting. The RSUs and the PSUs vest between zero and 36 months from the date of grant. The awards granted under this 2007 plan will continue to be governed by the terms and conditions of this plan.
  A fixed stock option plan also created in 2007 that enabled the Company to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. The Company reserved 2,850,000 common shares under the 2007 plan. The options vest between 18 and 36 months from the date of grant and have a maximum term of five years. The options granted under this 2007 plan will continue to be governed by the terms and conditions of this plan.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

The total compensation expense associated with these share-based payment plans are outlined in the table below:
Years ended December 31,	2012	2011
Stock options	113	111
Stock units	144	317
Total compensation expense	257	428

Currently, all outstanding awards issued under these plans are equity settled, although the plans do allow for cash settlement if elected by the Board of Directors.

The following table provides a reconciliation of the maximum shares issuable under stock based compensation plans as at December 31, 2012:

Available shares (10% of outstanding shares at December 31, 2012)	4,787,031
Less:
Stock options outstanding at December 31, 2012	(1,445,800)
Share units outstanding at December 31, 2012	(79,272)
Number of shares issuable under stock based compensation plans	3,261,959

The details on how these compensation costs were calculated are outlined in the respective sections below.

12.1. Stock options
The following is a summary of the status of the stock options outstanding and exercisable at December 31, 2012 and 2011. The weighted average exercise price is stated in Canadian dollars.
	2012		2011
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Balance, January 1	2,094,156	0.78	1,984,356	1.13
Granted	-	-	755,800	0.50
Forfeited	(538,356)	0.44	(563,500)	1.33
Expired	(110,000)	1.52	(82,500)	3.08
Balance, December 31	1,445,800	0.65	2,094,156	0.78

The following table summarizes the stock options outstanding and exercisable at December 31, 2012 and 2011. The weighted average exercise price is stated in Canadian dollars:
	Options outstanding			Options exercisable
		WA1 remaining	WA1 exercise		WA1 remaining	WA1 exercise
Range (exercise price)	Number	life[2]	price	Number	life[2]	price
At December 31, 2011
$0.50 to $0.52	750,000	4.8	$ 0.50	-	-	-
$0.53 to $0.72	318,000	4.0	$ 0.53	106,000	4.0	$0.53
$0.73 to $0.96	50,000	2.4	$ 0.91	41,666	2.4	$0.91
$0.97 to $1.02	823,356	2.0	$ 1.00	577,355	2.0	$1.00
$1.03 to $1.57	152,800	0.8	$ 1.39	152,800	0.8	$1.39
	2,094,156	3.2	$ 0.78	877,821	2.0	$1.01
At December 31, 2012
$0.50 to $0.52	750,000	3.8	$ 0.50	250,000	3.8	$0.50
$0.53 to $0.72	282,000	3.0	$ 0.53	188,000	3.0	$0.53
$0.73 to $1.03	413.800	1.0	$ 1.00	413,800	1.0	$1.00
	1,445,800	2.8	$ 0.65	851,800	2.3	$0.75

1 WA – weighted average
2 – Life in years

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Using the Black-Scholes option pricing model, the weighted average fair value of the options granted during the year ended December 31, 2011 is $0.24 CDN per share. There were no options granted in 2012. The option valuations for 2011 were determined using the following weighted average assumptions:
Year ended December 31,
2011
Risk-free interest rate	1.25%
Expected dividend yield	0%
Stock price volatility	67%
Expected life of options	3.5 years

Stock price volatility was determined solely using the historical volatility of the Company’s share price using the same period as the expected life of the options.

12.2.     Share units (RSU/PSU/DSU)
During the year ended December 31, 2012, Carmanah granted 177,079 RSUs (2011 – 277,786) with a weighted average fair value of $0.41 CDN per unit (2011 - $0.55 CDN), and no PSUs. During 2011, Carmanah granted 337,990 PSUs with a weighted average fair value of $0.54 CDN per unit.

A reconciliation of share unit activity during the period is outlined below:
	Restricted	Performance	Total
	share units	share units	share units
Balance January 1, 2011	407,717	42,500	450,217
Granted	277,786	337,990	615,776
Forfeited	-	(2,000)	(2,000)
Vested and issued	(280,766)	(54,857)	(335,623)
Balance December 31, 2011	404,737	323,633	728,370
Granted	177,079	-	177,079
Forfeited	(4,855)	(6,758)	(11,613)
Vested and issued	(522,621)	(291,943)	(814,564)
Balance December 31, 2012	54,340	24,932	79,272

Of the share units outstanding at December 31, 2012, 37,036 RSUs were vested but not issued. All of these units vested on December 31, 2012 and were issued in early January 2013 as the markets were closed. Of the share units outstanding at December 31, 2011, 66,069 RSUs and 73,187 PSUs were vested but not issued. All of these units vested on December 31, 2011 and were issued in early January 2012 as the markets were closed.

There are no performance criteria for any of the share units outstanding at December 31, 2012 and 2011 other than continued employment within the Company.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

13.      COMMITMENTS AND CONTINGENCIES

13.1.   Operating lease and committed service arrangements
Carmanah has a number of operating leases that cover facilities and equipment as well as several committed contracts covering various IT services. The following table outlines the minimum amounts due under these agreements in future years:
	Facility	Equipment	IT and	Total
	leases	leases	other
			contracts
Not later than 1 year	261	32	277	570
2 year to 3 years	505	65	-	570
4 years to 5 years	173	32	-	205
Beyond 5 years	-	-	-	-
Total	939	129	277	1,345

Lease payments recognized as expenses in 2012 amounted to $0.6 million (2011: $0.5 million).

13.2.   Other commitments
Carmanah has an agreement with a contract manufacturer to build and supply a large portion of its manufactured products. Under this agreement, the Company provides demand forecasts to the contract manufacturer outlining expected sales levels. The contract manufacturer utilizes these demand forecasts to acquire raw materials and inventory to support that demand. If sales are below the forecast, the Company will be required to purchase the excess inventory. During the year, Carmanah bought back excess inventory of $0.6 million (December 31, 2011 - $0.7 million). At December 31, 2012, the contract manufacturer held approximately $1.1 million (December 31, 2011 - $1.2 million) in inventory and $2.2 million (December 31, 2011 - $2.3 million) in outstanding committed purchase orders.

13.3.   Contingent assets and liabilities
From time to time, provisions are set up to cover potential legal settlements. There were no legal provisions at December 31, 2012 or 2011. No settlement amounts were paid out in the year ended December 31, 2012 or 2011.

14.      RELATED PARTY TRANSACTIONS

Compensation of key management personnel
The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. The Executive Leadership Team consists of the CEO and Chief Financial Officer (“CFO”).

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31	2012	2011
Short-term benefits	562	680
Termination benefits	-	261
Share-based compensations	200	252
Total	762	1,193

Employment agreements with the members of the Executive Leadership Team provide for severance payments if the executive’s employment is terminated, either without cause or due to a change in control of the Company. Under a termination without cause (1) the CEO is entitled to 12 months base salary plus applicable cash based incentives plus an acceleration of non-cash incentives that would have vested in that period, and (2) the CFO is entitled to 9 months base salary plus applicable cash based incentives plus an acceleration of non-cash incentives that would have vested in that period. Under a change in control, both the CEO and CFO are entitled to 12 months base salary plus applicable cash based incentives plus an acceleration of non-cash incentives that would have vested in that period.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Other transactions with key management personnel
Other than the private placement described in note 11, there were no other related party transactions with key management or other related parties.

15.      OPERATING EXPENDITURES

The components of operating expenditures by nature are outlined below:
	Year ended December 31,
	2012	2011
Salaries, commissions and other direct compensation	7,423	6,768
Share-based payments	257	428
Marketing, advertising and other related expenses	381	452
Development expenses	264	217
Travel and related expenses	617	581
Occupancy costs	433	397
Telecom and IT expenses	651	571
Professional fees, insurance and public company costs	764	847
Amortization	957	953
Bank charges and bad debts	186	239
Other expenses	133	86
Total operating expenditures	12,066	11,539

16.    SEGMENTED INFORMATION

Carmanah operates in four main industry sectors which are reported on within two reporting segments: the “Lighting” division (Signals and Outdoor Lighting sectors) and the “Solar Power Systems” division (Grid-tie and Mobile sectors).

The Lighting division primarily consists of off-grid LED outdoor signaling (“Signals”) products including solar-powered beacons for marine, aviation, traffic and defense applications, and off-grid LED outdoor lighting (“Outdoor Lighting”) products, used for solar-powered area lighting. The Solar Power Systems division primarily consists of grid-tie solar power systems in the Canadian industrial market (“Grid-tie”), and mobile power systems (“Mobile”) which focuses on the sale of power solutions into the recreational vehicle and work truck/fleet markets.

Management evaluates segment performance based on gross margin as other expenses are not generally allocated to the segments. The segments share certain inventory, equipment and leasehold improvements; therefore management does not classify non-current asset information on a segmented basis.

Year ended December 31, 2012	Lighting	Solar Power	Corporate	Total
		systems	(unallocated)
Revenue	15,246	11,196	-	26,442
Gross profit	5,148	3,091	-	8,239
Gross margin %	33.8%	27.6%	-	31.2%
Operating expenses	-	-	(12,066)	(12,066)
Operating loss	-	-	-	(3,827)
Other expense	-	-	(92)	(92)
Loss before taxes	-	-	-	(3,919)

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

Year ended December 31, 2011	Lighting	Solar Power	Corporate	Total
		systems	(unallocated)
Revenue	21,048	14,856	-	35,904
Gross profit	7,856	3,406	-	11,262
Gross margin %	37.3%	22.9%	-	31.4%
Operating expenses	-	-	(11,539)	(11,539)
Operating income	-	-	-	(277)
Other expenses	-	-	(4,064)	(4,064)
Loss before taxes	-	-	-	(4,341)

Geographic For geographical reporting, revenues are attributed to the geographic location in which the customer is located:
	Year ended December 31,
	2012	2011
North America	22,152	28,864
South America	1,264	2,416
Europe	1,925	2,972
Middle East and Africa	317	725
Asia Pacific	784	927
Total operating expenses	26,442	35,904

As at December 31, 2012, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in the United States of America of $1.2 million (December 31, 2011 - $1.5 million).

17.    LIGHTECH TERMINATION

Terminated Lightech agreement recovery/(costs) captures the expenses and recoveries associated with the attempted acquisition of Lightech Electronic Industries Ltd (“Lightech”). Costs and recoveries incurred in fiscal 2011 related to litigation surrounding the termination of the associated merger agreement. A settlement was reached in September of 2011.

18.    INCOME TAXES

The components of tax expense for 2012 and 2011 were as follows:
	Year ended December 31,
	2012	2011

Current tax expense	(2)	(6)
Deferred tax expense	-	(4,206)
Total income tax expense	(2)	(4,212)

Current income tax expense in 2012 and 2011 relate to taxes paid in the United States.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

The following is a reconciliation of income taxes calculated at the Canadian statutory corporate tax rate to the tax (expense)/recovery for 2012 and 2011:
	Year ended December 31,
	2012	2011
Loss before taxes	(3,919)	(4,341)

Computed tax recovery at 25.0% (2011 – 26.5%)	980	1,150
Adjusted for the effects of:
Expenses not deductible for tax purposes	(80)	(116)
Current year unused tax losses and deductible temporary
differences not recognized as deferred tax assets	(899)	(1,032)
Write-off of previously recognized unused tax losses and
deductible temporary differences	-	(4,206)
Effects of tax rate changes and other adjustments	(3)	(8)
Income tax (expense)/recovery	(2)	(4,212)

As of January 1, 2012, the applicable income tax rate in Canada was reduced from 26.5% to 25% due to changes in the federal tax rate. The change in tax rate has no income tax impact because of the unrecognized deductible temporary differences disclosed in note 19.

Non-deductible expenses consist primarily of stock-based compensation expense, certain expenditures made in relation to the failed Lightech acquisition, and meals and entertainment costs. The valuation adjustments associated with the investment tax credits and unused tax losses and temporary deductible difference are described in financial statement note 19.

19.    INVESTMENT TAX CREDITS AND DEFERRED TAXES

The following is a summary of the deferred tax assets/(liabilities) presented in the consolidated statement of financial position:
	December 31,	December 31,
	2012	2011
Deferred tax assets
Other	-	33
	-	33

Deferred tax liabilities
Deferred development costs	-	(33)
	-	(33)

Deferred tax assets	-	-

In the year ended December 31, 2011, the Company reassessed the probability of utilizing the deferred tax assets and ITC assets in the near term, it was concluded that it was no longer appropriate to recognize these assets. The decision to derecognize the non-cash tax assets was made following a review of their carrying value in comparison to a number of factors including Carmanah’s current stage of development, the Company’s current and anticipated revenue stream and its historical net income results. The Company did not recognize any deferred tax assets and ITC assets in 2012.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

The following table is a summary of the unrecognized deductible temporary differences, unused tax losses and unused tax credits:
	December 31,	December 31,
	2012	2011
Temporary differences and unused tax losses available to reduce taxable income
Scientific research & experimental development	9,361	8,201
Losses available for future periods	6,249	4,982
Equipment and leasehold improvements	4,568	3,591
Warranty	550	660
Intangibles	975	983
Other	987	807
	22,690	19,224

Tax credits available to reduce taxes payable
Investment tax credits	4,379	4,109

The ITCs expire between 2015 and 2032. The losses available for future periods are non-capital in nature and expire between 2027 and 2032. All other tax deductible temporary differences do not have an expiry date.

Temporary differences associated with investment in subsidiaries
As at December 31, 2012, temporary differences of $134 (2011 – $125) associated with an investments in a subsidiary has not been recognized as the Company is able to control the timing of the reversal of this difference which is not expected to reverse in the foreseeable future.

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table outlines the changes in non-cash working capital.
	Year ended December 31,
	2012	2011
Trade and other receivables	752	110
Inventories	(1,175)	2,316
Prepaids and other current assets	(24)	(87)
Trade and other payables	(521)	(2,513)
Provisions	(110)	(11)
Deferred revenue	60	(832)
Other	-	(1)
Cash flows from changes in working capital	(1,018)	(1,018)

The change in trade and other payables includes an adjustment of $0.24 million, which is related to an unpaid balance associated with an acquired intangible assets. See note 8 for additional information.

21. SUBSEQUENT EVENTS

On October 16, 2012, a letter of intent was signed by Carmanah to acquire the business assets of Spot Devices Inc (“SDI” or “Spot”) and to secure a license for the use of a proprietary System Infrastructure Management Application (“SIMA”) software from an associated company of Spot, Cirrus Systems, LLC (“Cirrus”). Spot is a US manufacturer of a complete line of pedestrian and school zone traffic device systems that have an available unique remote monitoring and management system (SIMA) which was exclusive to Spot.

The deal closed subsequent to year-end on January 4, 2013, with the signing of an asset purchase agreement which provided for the transfer of various business assets to Carmanah. As of the date of these consolidated financial statements were issued, management is still negotiating terms surrounding the license of SIMA from Cirrus. The outcome of these negotiations may impact the preliminary purchase price allocation.

CARMANAH TECHNOLOGIES CORPORATION
Notes to the consolidated financial statements
(Expressed in thousands of U.S. dollars, except number of share and per share amounts)
For the years ended December 31, 2012 and 2011

This acquisition was determined to be a business combination. The asset acquired included inventory, equipment, and various identifiable intangible assets related to products produced and sold by Spot including patents, trademarks, marketing material, contracts, and technical information. The primary driver behind the acquisition was to expand our product portfolio, gain access to new customers, and build economies of scale within this market vertical.

The initial payment was made through the issuance of 2.2 million common shares of Carmanah issued upon closing for total consideration of $0.6 million. The agreement also includes a conditional payment payable in cash which is calculated as 12.5% of cumulative gross revenues earned over the calendar years 2013 and 2014 for combined traffic products which exceeds $17.5 million. The current forecasted revenues for 2013 and 2014 within the Traffic vertical fall below the threshold and the fair value of the contingent consideration is expected to be $nil. The Company is in the process of determining the allocation of the purchase price of the assets acquired and the liabilities assumed, which includes inventory, equipment, provision for warranty liability, and the identifiable assets noted above.